

PENDRAM INC.

CONSOLIDATED FINANCIAL STATEMENT FOR THE PERIOD ENDED

December 31, 2020

TABLE OF CONTENTS

Pendram Inc.

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 UBS Checking	0.00
1005 WF Checking	51,594.94
Total Bank Accounts	**$51,594.94**
Total Current Assets	**$51,594.94**
TOTAL ASSETS	**$51,594.94**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
2500 Accrued Liabilities	2,400.00
Total Other Current Liabilities	**$2,400.00**
Total Current Liabilities	**$2,400.00**
Long-Term Liabilities	
28000 Convertible Debt	0.00
29000 SAFE	302,442.50
Total Long-Term Liabilities	**$302,442.50**
Total Liabilities	**$304,842.50**
Equity	
30100 Capital Stock	165,803.50
32000 Retained Earnings	-239,601.44
Net Income	-179,449.62
Total Equity	**$ -253,247.56**
TOTAL LIABILITIES AND EQUITY	**$51,594.94**



Pendram Inc.

Profit and Loss
January - December 2020

	TOTAL
Income	
47900 Sales	1,747.06
Uncategorized Income	1,000.00
Total Income	**$2,747.06**
Cost of Goods Sold	
51100 Freight and Shipping Costs	54.30
Total Cost of Goods Sold	**$54.30**
GROSS PROFIT	**$2,692.76**
Expenses	
60000 Research & Development	4,818.95
60200 Automobile Expense	40.52
60400 Bank Service Charges	111.13
61700 Computer and Internet Expenses	1,478.94
62500 Dues and Subscriptions	2,151.64
63300 Insurance Expense	525.00
64300 Meals and Entertainment	283.16
64900 Office Supplies	43.56
66700 Administrative Services	50,800.00
68100 Telephone Expense	225.54
69000 Legal & Professional Fees	16,486.00
70000 Marketing	104,151.66
Uncategorized Expense	349.28
Total Expenses	**$181,465.38**
NET OPERATING INCOME	**$ -178,772.62**
Other Expenses	
90500 DE Franchise Tax	677.00
Total Other Expenses	**$677.00**
NET OTHER INCOME	**$ -677.00**
NET INCOME	**$ -179,449.62**

Pendram Inc.

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-179,449.62
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	$ -179,449.62
FINANCING ACTIVITIES	
28000 Convertible Debt	-6,000.00
29000 SAFE	62,442.50
30100 Capital Stock	59,902.00
Net cash provided by financing activities	$116,344.50
NET CASH INCREASE FOR PERIOD	$ -63,105.12
Cash at beginning of period	114,700.06
CASH AT END OF PERIOD	$51,594.94

Pendram, Inc.
Statement of Shareholders Equity
For the calendar year 2020

	Common Stock		Retained	Total Shareholders
	Shares	Amount	Earnings/(Loss)	Equity
Balance December 31, 2017	**8,500,000**	**$ 75,000.00**	**$ (29,635.16)**	**$ 45,364.84**
Net Income 2018			(44,330.42)	(44,330.42)
Balance December 31, 2018	**8,500,000**	**$ 75,000.00**	**(73,965.58)**	**1,034.42**
Shares Issued	3,594,000	$ 30,901.50		30,901.50
Net Income 2019			(165,635.86)	(165,635.86)
Balance Decmeber 31, 2019	**12,094,000**	**$ 105,901.50**	**$ (239,601.44)**	**$ (133,699.94)**
Shares Issued	6,150,200	$59,902		$59,902
Net Income 2020			(179,449.62)	(179,449.62)
Balance December 31, 2020	**18,244,200**	**$ 165,803.50**	**$ (419,051.06)**	**$ (253,247.56)**

Pendram, Inc.
Notes to Financial Statements
December 31, 2020

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
Pendram, Inc. (the "Company") is a corporation organized under the laws of the state of Delaware. The accompanying financial statements have been prepared in accordance with the *Financial Reporting Framework for Small- and Medium-Sized Entities* issued by the American Institute of Certified Public Accountants, which is a special purpose framework and not U.S. generally accepted accounting principles (U.S. GAAP). The accounting principles that compose the framework are appropriate for the preparation and presentation of small- and medium-sized entity financial statements, based on the needs of the financial statement users and cost and benefit considerations. This special purpose framework, unlike U.S. GAAP, does not require the recognition of deferred taxes. We have chosen the option to recognize only current income tax assets and liabilities.

Nature of Operations
The Company is engaged in the design and sale of consumer products. As of the financial statement date the Company has not completed the design and as such has not earned any revenue.

Use of Estimates
The preparation of financial statements in conformity with the *Financial Reporting Framework for Small and Medium-Sized Entities* requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventory
The Companies inventory is measured on the moving average cost method.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed primarily using the straightline method over the estimated useful lives of the assets, which range from 5 to 7 years.
Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related

accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Revenue and Cost Recognition
Revenues from sales are recognized at the time of title transfer to the customer, which is generally at shipment. The corresponding cost of goods sold is recognized in the same accounting period as the revenue.

Research and Development
The Company expenses research and development costs as incurred.

Income Taxes
For financial reporting purposes, the Company has elected to use the taxes payable method. Under that method, income tax expense represents the amount of income tax the Company expects to pay based on the Company's current year taxable income. The Company has to date been in a taxable loss position.

Evaluation of Subsequent Events
The Company has evaluated subsequent events through March 23, 2021, which is the date the financial statements were available to be issued.

Professional Fees
Professional Fees consist of expenditures for legal and advisory services and are expensed as incurred.

Marketing
Marketing costs are expensed as incurred.

As permitted in accordance with SEC regulations Reg CF including 17 CFR Parts 227 and 239 [Release No. 33-10781] "Temporary Amendments to Regulation Crowdfunding", financial statements have been reviewed and approved by company officers, but a licensed CPA review or audit has not been performed. Therefore, in the future, CPA reviewed financial statements may result in changes including footnotes to the stated financials, however the company does not expect these changes would be material.